AB 3/6

09058851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 02 2009
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 Wisconsin Ave, Suite 630
(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Snider, Managing Member, Chief Compliance Officer — (301) 358-2694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300	Vienna	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadOak Partners LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member, CCO, BroadOak Partners LLC

Title

Notary Public

SWEENY SETHI
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
MY COMMISSION EXPIRES 09/17/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2737

Tel: (703) 744-6700
Fax: (703) 744-6701
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Member of
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC, as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BroadOak Partners, LLC as of December 31, 2008, and the results of its operations, changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Vienna, Virginia
February 25, 2009

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$	32,169
Short-term investments		322,513
Fees receivable, net		40,801
Prepaid expenses		1,000
Total assets	$	396,483

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to affiliate	$	3,055
Total liabilities		3,055
Member's equity		393,428
Total liabilities and member's equity	$	396,483

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF OPERATIONS

Year ended December 31, 2008

Revenue	
Success fees	$ 1,405,422
Retainer fees	290,000
Total revenue	1,695,422
Expense	
Salaries and bonuses	1,085,100
Management fee	101,100
Occupancy	82,962
License fees	1,600
Accounting fees	9,110
Miscellaneous	787
Total expenses	1,280,659
	414,763
Other income	
Investment income	2,513
Net income	$ 417,276

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2008

Balance at December 31, 2007	$	60,152
Contributions		100,000
Distributions		(184,000)
Net income		417,276
Balance at December 31, 2008	$	393,428

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	417,276
Gain on short term investments		(2,513)
Reserve for doubtful accounts		30,359
Increase in fees receivable		(51,160)
Net cash provided by operating activities		393,962
Cash flows from investing activities		
Purchase of short term investments		(420,000)
Proceeds from sale of short term investments		100,000
Net cash used in financing activities		(320,000)
Cash flows from financing activities		
Advances from affiliates		3,055
Distributions		(184,000)
Contributions		100,000
Net cash used in financing activities		(80,945)
NET DECREASE IN CASH		(6,983)
Cash, beginning of year		39,152
Cash, end of year	$	32,169

The accompanying notes are an integral part of this financial statement.

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a broker on behalf of corporations, partnerships, and other entities which sell assets and/or issue securities in private placements. The Company also provides financial advisory and other consulting services to institutional customers.

Risks and Uncertainties

The Company began operations in 2007 and initially received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from consulting and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitability and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or generate significant revenues from such services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Short-term Investments

Short-term investments are classified as available-for sale and consist of certificates of deposit with stated maturities of less than 12 months. Due to the short-term nature of these investments, the carrying amount approximates fair value at December 31, 2008.

Fees Receivable

Fees receivable are derived from the services provided to customers. The reserve for doubtful accounts is the Company's best estimate of possible uncollectible receivables. As of December 31, 2008, the reserve for doubtful accounts totaled $30,359.

Revenue Recognition

The Company's revenue consists of retainer fees and success fees. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured.

Income Taxes

The Company is a Limited Liability Company (LLC), which has elected to be treated as a partnership for federal and state income tax purposes. As a partnership for tax purposes, the entity is not taxed and members of the Company are taxed on the Company's flow through income or loss. Accordingly, the Company does not record a provision for income taxes.

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

2. Fair Value Measurement

The Company adopted FASB Statement No. 157, "*Fair Value Measurements*" (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability ("the exit price") in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, the Company primarily uses prices and other relevant information generated by market transactions involving identical or comparable assets ("market approach"). The Company has determined that these fair value measurements are in accordance with the requirements of SFAS 157, therefore, the implementation of SFAS 157 did not have any impact on the Company's financial condition or results of operations. The implementation of SFAS 157 resulted in expanded disclosures about securities measured at fair value, as discussed below.

SFAS No. 157 establishes a three-tier hierarchy that draws a distinction between market participant assumptions based on (1) observable quoted prices in active markets for identical assets or liabilities (Level 1), (2) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (3) unobservable inputs that require us to use other valuation techniques to determine fair value (Level 3).

In accordance with the fair value hierarchy described above, the following table of the Company's financial assets and liabilities that are required to be measured at fair value as December 31, 2008:

		Fair Value Measurements at Reporting Date Using			
	As of December 31, 2008	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Certificates of Deposit	$ 322,513	$ 322,513	$ -	$ -	Short-term investments
Total assets at fair value	$ 322,513	$ 322,513	$ -	$ -	

3. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays a monthly management fee, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred by the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2008, these services totaled $1,269,162. At December 31, 2008, $3,055 remains payable to the affiliate.

4. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company was in compliance with the "Uniform Net Capital Rule".

SUPPLEMENTAL INFORMATION

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

COMPUTATION OF NET CAPITAL

Line		
1. Total ownership equity from statement of financial condition	$	393,428
5. Total capital and allowable subordinated liabilities		393,428
6. Deduction: Nonallowable assets		44,856
10. Net capital	$	348,572

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

BroadOak Partners, LLC
(a wholly-owned subsidiary of BroadOak Capital Partners, LLC)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line		
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	204
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	343,572
15. Excess net capital at 1000%	$	343,267
COMPUTATION OF AGGREGATE INDEBTEDNESS		
19. Total aggregate indebtedness from statement of financial condition	$	3,055
20. Percentage of aggregate indebtedness to net capital		1%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Broad Oak Partners, LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2008

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Reznick Group

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2737

Tel: (703) 744-6700
Fax: (703) 744-6701
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Broad Oak Partners, LLC

In planning and performing our audit of the financial statements of Broad Oak Partners, LLC (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Reznick Group

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Vienna, Virginia
February 25, 2009

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

BROADOAK PARTNERS, LLC

DECEMBER 31, 2008

BroadOak Partners, LLC

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